# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nakamoto Inc., CIK 0001946573
CUSIP: 49457M205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 300 10th Ave South, Nashville, Tennessee (TN), 37203
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0001493152-26-008387
Filed by CIK 0001843661
Persons authorized to receive notices and communications: David Bailey, c/o 300 10th Ave South,, Nashville, Tennessee (TN), 37203, (385) 388-8220

## Reporting persons
- David Bailey (CIK 0001843661): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF), other (OO); sole voting power 3,175,476; shared voting power 0; sole dispositive power 3,175,476; shared dispositive power 0; aggregate amount beneficially owned 3,175,476 (18.25% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Nakamoto Inc.
Address of issuer's principal executive offices: 300 10th Ave South, Nashville, Tennessee (TN), 37203

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by David Bailey, an individual resident of the territory of Puerto Rico (the "Reporting Person").
Residence or business address: The business address for the Reporting Person is 300 10th Ave South, Nashville, TN 37203.
Present principal occupation or employment: The Reporting Person's principal occupation is Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person acquired certain of the shares of Common Stock of the Issuer, par value $0.001 per share (the "Common Stock"), over which he has sole voting and dispositive power pursuant to (i) that certain Agreement and Plan of Merger, dated as of May 12, 2025 (the "Nakamoto Merger Agreement" and the transactions contemplated thereby, the "Nakamoto Merger"), by and among the Issuer, Kindly Holdco Corp, a Delaware corporation and a direct, wholly-owned subsidiary of the Issuer, Nakamoto Holdings Inc., a Delaware corporation ("Nakamoto Holdings"), and Wade Rivers, LLC, a Wyoming limited liability company, (ii) that certain consulting agreement, dated as of August 14, 2025, by and between the Issuer and BTC Consulting, LLC ("BTC Consulting"), an entity controlled by the Reporting Person (the "BTC Consulting Agreement"), pursuant to which the Reporting Person serves as Chief Executive Officer of the Issuer, (iii) that certain Agreement and Plan of Merger, dated February 16, 2026, by and among the Issuer, UTXO GP Merger Sub, LLC, a Tennessee limited liability company and a wholly-owned subsidiary of the Issuer, UTXO Management GP, LLC, a Tennessee limited liability company ("UTXO"), the Reporting Person, in his individual capacity, Tyler Evans, in his individual capacity, and the equityholder representative party thereto (the "UTXO Merger Agreement" and the transactions contemplated thereby, the "UTXO Merger"), and (iv) that certain Agreement and Plan of Merger, dated February 16, 2026, by and among the Issuer, BTC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer, BTC Inc., a Delaware corporation ("BTC"), and the stockholder representative party thereto (the "BTC Merger Agreement" and the transactions contemplated thereby, the "BTC Merger"). Pursuant to the terms of the Nakamoto Merger Agreement, the Reporting Person received 11,160,572 shares of Common Stock. Pursuant to the terms of the BTC Consulting Agreement, the Reporting Person received 751,879 restricted stock units ("RSUs"), subject to certain vesting conditions. Pursuant to the terms of the UTXO Merger Agreement and the BTC Merger Agreement, the Reporting Person received 11,916,837 and 96,283,791 shares of Common Stock, respectively.

At the Special Meeting of Stockholders held on May 8, 2026, the Issuer (a) obtained the requisite approval regarding a reverse stock split and (b) effectuated a 1-for-40 reverse split of the Issuer's shares on May 22, 2026 (the "Reverse Stock Split"). As a result, the 119,361,200 shares of Common Stock held by the Reporting Person automatically converted into 2,984,028 shares of Common Stock on May 22, 2026. Therefore, as of May 22, 2026, the Reporting Person beneficially owned an aggregate of 2,984,028 shares of Common Stock on a post-split basis.

In addition, on May 26, 2026, the Reporting Person purchased 31,500 shares of Common Stock at a price of $5.58 per share. On May 27, 2026, the Reporting Person purchased 79,104 shares of Common Stock at a price of $4.68 per share and 25,729 shares of Common Stock at a price of $5.33 per share. On May 28, 2026, the Reporting Person purchased 7,115 shares of Common Stock at a price of $5.79 per share and 48,000 shares of Common Stock at a price of $5.59 per share. The source of funds for these purchases was the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer (the "Board"), and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy and the agreements described in Item 6 of this Amendment, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances. Except as described in this Amendment, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons. The Reporting Person intends to continuously review his investment in the Issuer and may in the future determine to acquire additional securities of the Issuer or dispose of the securities of the Issuer owned by him or take any other available course of action, including surrendering or selling shares back to the Issuer for tax withholding obligations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters.

The Reporting Person is the Chairman and Chief Executive Officer of the Issuer and acquired the RSUs in that capacity, pursuant to the BTC Consulting Agreement.

Other than the shares of Common Stock acquired in the open-market purchases between May 26, 2026 and May 28, 2028, as described in Item 3 of this Amendment, the Reporting Person acquired the other securities pursuant to the Nakamoto Merger Agreement, the UTXO Merger Agreement, and the BTC Merger Agreement described in Item 3. As a result, the Reporting Person may have influence over the corporate activities of the Issuer.

The Reporting Person acquired an aggregate of 191,448 shares of Common Stock in open-market purchases between May 26, 2026 and May 28, 2026, at the prices set forth in Item 3 of this Amendment. The Reporting Person acquired such shares for investment purposes, using his personal funds.

The Reporting Person does not have any present plans or proposals as of the date hereof that relate to or would impact any of the transactions described in Item 4(a)-(j) of this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate of 3,175,476 shares of Common Stock. The percentage ownership set forth on Row (13) of the cover page of this Amendment is based on 17,402,048 shares of Common Stock outstanding at the close of business on May 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by him. Such shares are set forth on Rows (7) through (11) of the cover page of this Amendment. The information set forth in Rows (7) through (11) of the cover page of this Amendment is incorporated by reference, and gives effect to the Issuer's Reverse Stock Split.
Transactions in the class effected during the past sixty days: Except as described under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As the Chairman and Chief Executive Officer of the Issuer, the Reporting Person has in the past and may receive future compensation in the form of Common Stock, options or other securities convertible into Common Stock. In connection with the Nakamoto Merger, the Reporting Person entered into a lock-up agreement (the "Nakamoto Lock-Up Agreement") with the Issuer and agreed that the shares of Common Stock (including securities convertible into or exercisable or exchangeable for Common Stock) held by the Reporting Person or received in connection with the Nakamoto Merger are subject to transfer restrictions (i) for 90 days with respect to 100% of the securities acquired through the completion of the Nakamoto Merger, and (ii) 180 days with respect to 50% of the securities acquired through the Nakamoto Merger, in each case subject to certain exceptions. The Nakamoto Lock-Up Agreement expired pursuant to the terms set forth therein on February 10, 2026.

Also in connection with the Nakamoto Merger, the Reporting Person, along with the other stockholders of Nakamoto Holdings, entered into that certain registration rights agreement, dated as of August 14, 2025, with the Issuer (the "Registration Rights Agreement"), pursuant to which, among other things, and subject to certain limitations set forth therein, certain holders of Common Stock of the Issuer have customary demand registration rights and the Issuer is obligated to prepare and file a registration statement registering the offer and sale of all of their Common Stock. In addition, the Reporting Person has the right to require the Issuer, pursuant to the Registration Rights Agreement and subject to certain limitations set forth therein, to effect a distribution of any or all of their shares of Common Stock by means of an underwritten offering. The Issuer is not obligated to effect any underwritten offering unless the dollar amount of the Reporting Person's registrable securities is reasonably likely to result in gross sale proceeds of at least $25 million. The Registration Rights Agreement also provides the stockholders of Nakamoto Holdings with certain customary piggyback registration rights.

Further, in connection with the Nakamoto Merger, the Issuer entered into the BTC Consulting Agreement, pursuant to which the Reporting Person serves as Chief Executive Officer of the Issuer and provides strategic leadership services to the Issuer. In connection with the UTXO Merger and the BTC Merger, the Reporting Person entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer and agreed that (i) during the period commencing at the closing of the UTXO Merger and the BTC Merger (the "Closing") and ending on the date that is six (6) months after the Closing, the Reporting Person will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, or engage in any hedging or derivative transactions with respect to 50% of the shares of Common Stock received pursuant to the UTXO Merger Agreement or BTC Merger Agreement, as applicable (other than, in the case of UTXO, the holdback shares) (or any securities issuable upon exercise, vesting or settlement of an option, warrant, restricted stock award, restricted stock unit of either BTC, UTXO, or Issuer), and will not make any demand for, or exercise any right with respect to, the registration of such securities, and (ii) during the period commencing at the Closing and ending on the date that is twelve (12) months after the Closing, the Reporting Person will be subject to the foregoing restrictions with respect to the remaining 50% of such securities, in each case subject to customary permitted transfers (including transfers to affiliates, family members and trusts for estate planning purposes, to charitable organizations, and pursuant to will or intestacy), provided that any permitted transferee agrees in writing to be bound by the Lock-Up Agreement for the remainder of the applicable restricted period.

There currently are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Nakamoto Merger Agreement, dated as of May 12, 2025 (incorporated herein by reference to Annex A filed with the Issuer's Information Statement on Schedule 14C, filed with the SEC on July 22, 2025).

Exhibit 2. Nakamoto Lock-Up Agreement (incorporated herein by reference to Exhibit 10.2 filed with the Issuer's Current Report on Form 8-K, filed with the SEC on May 12, 2025).

Exhibit 3. Registration Rights Agreement, dated as of August 14, 2025, by and among the Issuer and stockholders of Nakamoto Holdings (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on August 15, 2025).

Exhibit 4. BTC Consulting Agreement, dated as of August 14, 2025, by and between BTC Consulting, LLC and the Issuer (incorporated herein by reference to Exhibit 10.15 of the Issuer's Current Report on Form 8-K, filed with the SEC on August 15, 2025).

Exhibit 5. Power of Attorney, dated as of August 13, 2025 (incorporated herein by reference to Exhibit 5 of the Reporting Person's Schedule 13D, filed with the SEC on February 27, 2026).

Exhibit 6. BTC Merger Agreement, dated as of February 16, 2026 (incorporated herein by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 17, 2026).

Exhibit 7. UTXO Merger Agreement, dated as of February 16, 2026 (incorporated herein by reference to Exhibit 2.2 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 17, 2026).

Exhibit 8. Lock-Up Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed with the SEC on February 17, 2026).

## Signatures
- David Bailey: /s/ David Bailey, David Bailey, Individually (06/01/2026)